UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 000-56292

GAMESQUARE ESPORTS INC.
(Registrant)

150 York Street, Suite 1008

Toronto, Ontario M5H 3S5 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMESQUARE ESPORTS INC.
(Registrant)

Date August 29, 2022	By	/s/ Kevin Wright
Kevin Wright
President

2

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Interim Condensed Consolidated Financial Statements for the period ended June 30, 2022

99.2	Management’s Discussion and Analysis for the period ended June 30, 2022

99.3	Certification of Interim Filings CEO dated August 29, 2022

99.4	Certification of Interim Filings CFO dated August 29, 2022

3